
June 4, 2018

BY EMAIL

John P. Falco, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103-2799

   Re: The Herzfeld Caribbean Basin Fund, Inc.
      Registration Statement on Form N-2
      <u>Filing No.: 333-224685</u>

Dear Mr. Falco:

  The staff has reviewed the above-referenced initial registration statement, which the Commission received on May 4, 2018. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

1. **<u>General Comments</u>**

  a. Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

  b. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

2. **<u>Registration Statement Cover Page</u>**

  Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table will include all shares that may be issued as part of the Underwriters' over-allotment option.

3. **Cover Page**

   The form of prospectus supplement filed with this registration statement contains a proposed offering table on the cover page. Please modify the table to include the term "Sales Load" so that readers can associate the cover page sales load information with the corresponding term in the fee table. *See* Item 1.g. of Form N-2.

4. **Fee Table**

   Please remove the line item for acquired fund fees and expenses and companion footnote 3 given that no such expenses were incurred.

5. **Financial Highlights**

   (p. 9) Please provide the full name of the fund's new auditor upon first use.

6. **Ownership of the Fund by Directors**

   (p. 28) Please provide ranges of ownership and aggregate beneficial ownership as of the end of the most recently completed calendar year. *See* Instruction 1 to Items 18.7. and 18.8. of Form N-2.

7. **Plan of Distribution** (p.40)

   a. Please disclose the amount of the sales load as a percentage of the public offering price in accordance with Item 5.3. of Form N-2.

   b. The Fund states "[u]nder agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities." Please add additional detail describing such indemnification provisions in accord with Item 5.4. of Form N-2.

8. **Part C**

   Auditor's Consent. The Fund includes an auditor's consent dated May 4, 2018. Please confirm that the Fund will file an auditor's consent that is no more than 30 days old at the time of acceleration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

▪▪

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office